U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Keathley, R. Douglas
          407 N. Big Spring Street
          Midland, TX 79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund VII-B, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          December 1996

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President of Operations.

                                  TABLE I


1.   Title of Security
          Limited partnership interest


                                                Units
Date      Code    Units   Acquired    Price     Owned   Ownership  Nature
-----     ----    -----   --------    -----     -----   ---------  ------
12-13-96    P      8.00       A     $113.80   1,121.50      I         *
12-27-96    P     10.00       A     $111.88   1,131.50      I         *
12-30-96    P     80.00       A     $103.28   1,211.50      I         *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President of Operations.




Date: January 1, 1997                /s/ R. Douglas Keathley
                                     ----------------------------------
                                     R. Douglas Keathley, Vice-President
                                     of Operations of Southwest Royalties,
                                     Inc. the Managing General Partner